Filed by Helix Energy Solutions Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 and Rule 14d-2(b)
of the Securities Exchange Act of 1934
Subject Company: Helix Energy Solutions Group, Inc.
Commission File No.: 0-22739
The following documents are filed herewith pursuant to Rule 425 under the Securities Act of 1933:
– Press Release of Helix Energy Solutions Group, Inc. dated May 1, 2006 reporting financial results for the first quarter of 2006; and
– First Quarter 2006 Earnings Conference Call Presentation.

Helix Energy Solutions Group, Inc. • 400 N. Sam Houston Parkway E., Suite 400 • Houston, TX 77060-3500 • 281-618-0400 • fax: 281-618-0505

For Immediate Release		06-015
	Contact:	Wade Pursell
Date: May 2, 2006	Title:	Chief Financial Officer
Helix Reports First Quarter Results Doubling Last Year’s First
Quarter Earnings
HOUSTON, TX –Helix Energy Solutions (Nasdaq: HELX) reported first quarter net income of $55.4 million, or $0.67 per diluted share. This represents more than two times last year’s first quarter results.
Included in the earnings was a $20.7 million pre-tax charge ($0.16 per share) for the write-off of the total estimated cost to Helix for a mechanical failure in the drilling of a well at the Tulane prospect. In late March, mechanical difficulties were experienced drilling this well and, after further review and analysis, we determined the wellbore would be plugged and abandoned. Therefore, under the Company’s successful efforts method of accounting, the total estimated drilling costs to the Company were charged to earnings in the first quarter.
Despite this first quarter charge, due primarily to the continued strengthening of the contracting services markets, the Company raises the lower end of its earnings guidance estimates for 2006 to a range of $2.70 — $3.30 per diluted share.
Summary of Results
(in thousands, except per share amounts and percentages)

	First Quarter		Fourth Quarter
	2006	2005	2005
Revenues	$291,648	$159,575	$264,028
Gross Profit	102,266	51,873	95,852
	35%	33%	36%
Net Income	55,389	25,411	56,006
	19%	16%	21%
Diluted Earnings Per Share	0.67	0.32	0.69
Owen Kratz, Chairman and Chief Executive Officer of Helix, stated, “We had a first quarter to be very proud of, except for the unexpected setback in drilling the Tulane prospect. The decision to abandon the well was a difficult one given that it was a mechanical failure as opposed to a dry hole (the reservoir could still be there). This was one of the deals closed in early 2005 in which we participated as a non-operator through a promote. It is the risk of this kind of negative impact that gave rise to the realization that we needed to be in more control and on the operator side of these arrangements. This event clearly highlights the strategic rationale for the pending acquisition of Remington Oil and Gas.

It is a testament to the strengths of our overall business model that we came close to eclipsing our record earnings of Q4/05 despite the Tulane charge. “
Financial Highlights
❖	Revenues: The $132.1 million increase in year-over-year first quarter revenues was driven primarily by significant improvements in Contracting Services revenues due to the introduction of newly acquired assets and much better market conditions.

❖	Margins: 35% is two points better than the year ago quarter despite the $20.7 million pre-tax charge (Tulane) taken in the first quarter of 2006. Without this charge, margins would have been 42% driven by the improved market conditions for Contracting Services.

❖	SG&A: $21.0 million increased $8.2 million from the same period a year ago due primarily to increased overhead to support the Company’s growth. This level of SG&A was 7% of first quarter revenues, compared to 8% in the year ago quarter.

❖	Equity in Earnings: $6.2 million reflects our share of Deepwater Gateway, L.L.C.’s earnings for the quarter relating to the Marco Polo facility as well as our share of Offshore Technology Solutions Limited’s earnings which is the Trinidadian company to which we contributed the Witch Queen.

❖	Income Tax Provision: The Company’s effective tax rate for the quarter was 34.1% which is less than the 36% rate in last year’s first quarter due primarily to the Company’s ability to realize foreign tax credits due to improved profitability both domestically and in foreign jurisdictions.

❖	Balance Sheet: Total debt as of March 31, 2006 was $445 million. This represents 37% debt to book capitalization and with $425 million of EBITDA during the last twelve months, this represents 1.0 times trailing twelve month EBITDA.
Further details are provided in the presentation for Helix’s quarterly conference call (see the Investor Relations page of www.HelixESG.com). The call, scheduled for 9:00 a.m. Central Daylight Time on Wednesday, May 3, 2006, will be webcast live. A replay will be available from the Audio Archives page.
Helix Energy Solutions, headquartered in Houston, Texas, is an energy services company that provides innovative solutions to the oil and gas industry worldwide for marginal field development, alternative development plans, field life extension and abandonment, with service lines including diving services, shelf and deepwater construction, robotics, well operations, well engineering and subsurface consulting services, platform ownership and oil and gas production.
FORWARD-LOOKING STATEMENTS
This press release and attached presentation contain forward-looking statements that involve risks, uncertainties and assumptions that could cause our results to differ materially from those expressed or implied by such forward-looking statements. All statements, other than statements of historical fact, are statements that could be deemed “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, any projections of revenue, gross margin, expenses, earnings or losses from operations, or other financial items; future production volumes, results of exploration, exploitation, development, acquisition and operations expenditures, and prospective reserve levels of property or wells; any statements of the plans, strategies and objectives of management for future operations; any statement concerning developments, performance or industry rankings relating to services; any statements regarding future economic conditions or performance; any statements of expectation or belief; any statements regarding the proposed merger of Remington Oil and Gas Corporation into a wholly owned subsidiary of Helix or the anticipated results (financial or otherwise) thereof; and any statements of assumptions underlying any of the foregoing. The risks, uncertainties and assumptions referred to above include the performance of contracts by suppliers, customers and partners; employee management issues; complexities of global political and economic developments, geologic risks and other risks described from time to time in our reports filed with the Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 10-K for the year ending December 31, 2005; and, with respect to the proposed Remington merger, actual results could differ materially from Helix’s expectations depending on factors such as the combined company’s cost of capital, the ability of the combined company to identify and implement cost savings, synergies and efficiencies in the time frame needed to achieve these expectations, prior contractual commitments of the combined companies and their ability to terminate these commitments or amend, renegotiate or settle the same, the combined company’s actual capital needs, the absence of any material incident of property damage or other hazard that could affect the need to effect capital expenditures, any unforeseen merger or acquisition opportunities that could affect capital needs, the costs incurred in implementing synergies and the factors that generally affect both Helix’s and Remington’s respective businesses as further outlined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in each of the companies’ respective Annual Reports on Form 10-K for the year ended December 31, 2005. Actual actions that the combined company may take may differ from time to time as the combined company may deem necessary or advisable in the best interest of the combined company and its shareholders to attempt to achieve the successful integration of the companies, the synergies needed to make the transaction a financial success and to react to the economy and the combined company’s market for its exploration and production. We assume no obligation and do not intend to update these forward-looking statements.
ADDITIONAL INFORMATION
Helix and Remington have filed a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. Investors are urged to read the proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information. You can obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Helix free of charge by requesting them in writing from Helix or by telephone at (281) 618-0400. You may obtain documents filed with the SEC by Remington free of charge by requesting them in writing from Remington or by telephone at (214) 210-2650. Helix and Remington, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Remington in connection with the merger. Information about the directors and executive officers of Helix and their ownership of Helix stock is set forth in the proxy statement for Helix’s 2005 Annual Meeting of Shareholders. Information about the directors and executive officers of Remington and their ownership of Remington stock is set forth in the Annual Report on Form 10-K for the year ended December 31, 2005, as amended by Form 10-K/A. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus.

HELIX ENERGY SOLUTIONS GROUP, INC.
Comparative Condensed Consolidated Statements of Operations

	Three Months Ended Mar. 31,
(000’s omitted, except per share data)	2006	2005
	(unaudited)
Net Revenues	$291,648	$159,575
Cost of Sales	189,382	107,702

Gross Profit	102,266	51,873

Gain on Sale of Assets, net	267	—
Selling and Administrative	21,028	12,837

Income from Operations	81,505	39,036
Equity in Earnings of Investments	6,236	1,729
Interest Expense, net & Other	2,457	264

Income Before Income Taxes	85,284	40,501
Income Tax Provision	29,091	14,540

Net Income	56,193	25,961
Preferred Stock Dividends	804	550

Net Income Applicable to Common Shareholders	$55,389	$25,411

Other Financial Data:
Net income applicable to common shareholders	$55,389	$25,411
Dividends on preferred stock	804	550
Income tax provision	29,091	14,540
Net interest expense and other	2,457	264
Depreciation and amortization	53,972	26,723
Share of Equity Investments:
Depreciation	1,240	1,010
Interest expense, net	99	1,383

EBITDA(1)	$143,052	$69,881

Weighted Avg. Shares Outstanding:
Basic	77,969	77,143

Diluted	83,803	81,739

Earnings Per Share:
Basic	$0.71	$0.33

Diluted	$0.67	$0.32

(1)	The Company calculates EBITDA as earnings before net interest expense, taxes, depreciation and amortization (which includes non-cash asset impairments) and the Company’s share of depreciation, net interest expense and taxes from its equity investments. EBITDA and EBITDA margin (defined as EBITDA divided by net revenue) are supplemental non-GAAP financial measurements used by the Company and investors in the energy industry in the evaluation of its business due to the measurements being similar to income from operations.
Comparative Condensed Consolidated Balance Sheets

(000’s omitted)	Mar. 31, 2006	Dec. 31, 2005
	(unaudited)
ASSETS
Current Assets:
Cash and equivalents	$37,833	$91,080
Accounts receivable	233,880	228,058
Other current assets	59,478	52,915

Total Current Assets	331,191	372,053

Net Property & Equipment:
Marine Contracting	618,759	524,890
Oil and Gas Production	401,066	391,472
Equity Investments	193,735	179,556
Goodwill	106,251	101,731
Other assets, net	91,849	91,162

Total Assets	$1,742,851	$1,660,864

LIABILITIES & SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$115,314	$99,445
Accrued liabilities	126,879	145,752
Current mat of L-T debt (2)	6,438	6,468

Total Current Liabilities	248,631	251,665

Long-term debt (2)	438,256	440,703
Deferred income taxes	178,015	167,295
Decommissioning liabilities	108,875	106,317
Other long-term liabilities	9,121	10,584
Convertible preferred stock (2)	55,000	55,000
Shareholders’ equity (2)	704,953	629,300

Total Liabilities & Equity	$1,742,851	$1,660,864

(2)	Debt to book capitalization — 37% at March 31, 2006. Calculated as total debt ($444,694) divided by sum of total debt, convertible preferred stock and shareholders’ equity ($1,204,647).

First Quarter 2006 Earnings Conference Call May 3, 2006 Owen Kratz - Chief Executive Officer Martin Ferron - President Wade Pursell - Chief Financial Officer

This presentation contains forward-looking statements that involve risks, uncertainties and assumptions that could cause our results to differ materially from those expressed or implied by such forward-looking statements. All statements, other than statements of historical fact, are statements that could be deemed "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, any projections of revenue, gross margin, expenses, earnings or losses from operations, or other financial items; future production volumes, results of exploration, exploitation, development, acquisition and operations expenditures, and prospective reserve levels of property or wells; any statements of the plans, strategies and objectives of management for future operations; any statement concerning developments, performance or industry rankings relating to services; any statements regarding future economic conditions or performance; any statements of expectation or belief; any statements regarding the proposed merger of Remington Oil and Gas Corporation into a wholly owned subsidiary of Helix or the anticipated results (financial or otherwise) thereof; and any statements of assumptions underlying any of the foregoing. The risks, uncertainties and assumptions referred to above include the performance of contracts by suppliers, customers and partners; employee management issues; complexities of global political and economic developments, geologic risks and other risks described from time to time in our reports filed with the Securities and Exchange Commission ("SEC"), including the Company's Annual Report on Form 10-K for the year ending December 31, 2005; and, with respect to the proposed Remington merger, actual results could differ materially from Helix's expectations depending on factors such as the combined company's cost of capital, the ability of the combined company to identify and implement cost savings, synergies and efficiencies in the time frame needed to achieve these expectations, prior contractual commitments of the combined companies and their ability to terminate these commitments or amend, renegotiate or settle the same, the combined company's actual capital needs, the absence of any material incident of property damage or other hazard that could affect the need to effect capital expenditures, any unforeseen merger or acquisition opportunities that could affect capital needs, the costs incurred in implementing synergies and the factors that generally affect both Helix's and Remington's respective businesses as further outlined in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in each of the companies' respective Annual Reports on Form 10-K for the year ended December 31, 2005. Actual actions that the combined company may take may differ from time to time as the combined company may deem necessary or advisable in the best interest of the combined company and its shareholders to attempt to achieve the successful integration of the companies, the synergies needed to make the transaction a financial success and to react to the economy and the combined company's market for its exploration and production. We assume no obligation and do not intend to update these forward-looking statements. Forward-Looking Statements

Helix and Remington have filed a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the Securities and Exchange Commission ("SEC"). Investors are urged to read the proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information. You can obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Helix free of charge by requesting them in writing from Helix or by telephone at (281) 618-0400. You may obtain documents filed with the SEC by Remington free of charge by requesting them in writing from Remington or by telephone at (214) 210-2650. Helix and Remington, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Remington in connection with the merger. Information about the directors and executive officers of Helix and their ownership of Helix stock is set forth in the proxy statement for Helix's 2005 Annual Meeting of Shareholders. Information about the directors and executive officers of Remington and their ownership of Remington stock is set forth in the Annual Report on Form 10-K for the year ended December 31, 2005, as amended by Form 10-K/A. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus. Additional Information

Presentation Outline I. Summary of Results II. Operational Highlights by Segment A. Contracting Services B. Oil & Gas Production III. Strategic Overview IV. Questions & Answers H E L I X E N E R G Y S O L U T I O N S

Summary of Results (all amounts in thousands, except per share amounts and percentages) First Quarter First Quarter Fourth Quarter 2006 2005 2005 Revenues $291,648 $159,575 $264,028 Gross Profit 102,266 51,873 95,852 35% 33% 36% Net Income 55,389 25,411 56,006 19% 16% 21% Diluted Earning Per Share 0.67 0.32 0.69 EBITDA (see reconciliation in the attached financial summary) 143,052 49% 69,881 44% 108,126 41% H E L I X E N E R G Y S O L U T I O N S

1Q 2005 1Q 2006 Contracting Services 99.4 210 Oil & Gas Production 63.4 80 Revenues and Gross Profit by Segment 1Q 2005 1Q 2006 Contracting Services 16.8 79 Oil & Gas Production 35.1 23 Revenues in Millions Gross Profit in Millions H E L I X E N E R G Y S O L U T I O N S Contracting Services Oil & Gas Production

1Q 2005 1Q 2006 2005 Actual 2006 Estimate 25.4 53.4 0 150.1 226 51 Earnings Growth (Net Income in Millions) H E L I X E N E R G Y S O L U T I O N S 25.4 53.4 150.1 277 226 Guidance Range

2001 2002 2003 2004 2005 2006 12.3 4.9 7.4 13.4 16.5 21 Return on Capital Invested 1st QTR (See GAAP reconciliation at Company's website - www.HelixESG.com) 12 5 7 13 17 21 H E L I X E N E R G Y S O L U T I O N S (Percentage)

MARAD Construction and Other Long Term Debt Revolving Credit (Amounts in Millions) 03/31/06 12/31/05 12/31/04 12/31/03 Debt To Book Capitalization 35% 22% 40% 37% Convertible Notes H E L I X E N E R G Y S O L U T I O N S

Contracting Services (CS)

(Amounts reflected are in thousands, except percentages, and are before intercompany eliminations)

	First Quarter		Fourth Quarter
	2006	2005	2005
Revenues	$220,821	$100,487	$203,249
Gross Profit	79,644	20,961	60,796
	36%	21%	30%

- Q1/06: Overall revenues more than doubled year over year and increased by 9% sequentially. The improvement resulted from a full quarter of contribution from the acquisitions made last year (Stolt assets, Torch assets and Helix RDS) together with better pricing.

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HELIX ENERGY SOLUTIONS

Contracting Services (CS) cont. Gross profit margins improved by 15 points year over year and by six points sequentially. Most of the sequential improvement was due to the better pricing environment, with margins already reaching the top end of the forecast range for 2006. Q2/06 and Outlook: We expect further improvement in Q2/06 financial performance driven mainly by pricing. This trend should continue for at least the medium term as we add backlog on gradually better terms. H E L I X E N E R G Y S O L U T I O N S

CS - Reservoir and Well Technology First Quarter 2006 Revenues $9,605 Gross Profit 2,509 26% H E L I X E N E R G Y S O L U T I O N S Q1/06: Both revenue and gross profit were in line with our expectations for the first full quarter of business since the acquisition of Helix RDS. Q2/06 and Outlook: Activity levels are very robust and we are seeking to enter new international markets, e.g. Trinidad. The recruitment and retention of personnel is the main challenge related to achieving our earnings expectations for the full year. (Amounts in thousands, except percentages)

CS – Shelf Construction

(Amounts in thousands, except percentages)

	First Quarter		Fourth Quarter
	2006	2005	2005
Revenues	$119,790	$36,204	$97,062
Gross Profit	50,205	11,140	33,614
	42%	31%	35%
Utilization	90%	50%	85%

- Q1/06: Utilization reached another record level due to incremental demand caused by the 2005 hurricanes.

- Q2/06 and Outlook: We expect this level of utilization to be maintained well into next year as hurricane related inspection and repair work continues. The longevity of this work is illustrated by the fact that the DSV *Kestrel* will commence an eighteen month contract with a major operator in June.

13

HELIX ENERGY SOLUTIONS

CS – Deepwater Construction

Utilization

	First Quarter		Fourth Quarter
	2006	2005	2005
Pipelay	100%	64%	96%
Robotics	70%	66%	75%

Q1/06:

- Pipelay asset utilization again reached 100% on the back of an exceptionally strong market for subsea tie-backs. The *Express* has enjoyed 98% utilization since she entered service in October.

- Utilization of robotic assets declined 5% sequentially due to seasonality in international operating areas and the pipe burial marketplace.

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HELIX ENERGY SOLUTIONS

CS – Deepwater Construction

Q2/06 and Outlook:

- Both deepwater pipelay assets are booked through the end of the year (apart from the upgrade program for the *Express* which is scheduled for 45 days in Q3). The outlook is also bright for 2007 based on brisk bidding activity.
- The robotics group (Canyon) looks set to have another strong year with the award of several significant pipe burial contracts, together with a continued good market for ROV services.

15

HELIX ENERGY SOLUTIONS

CS – Well Operations

Utilization

First Quarter		Fourth Quarter
2006	2005	2005
71%	96%	98%

- Q1/06: Utilization declined by 27% sequentially as both the *Q4000* and *Seawell* had periods of unscheduled downtime.

- Q2/06 and Outlook: Both vessels are fully booked until the end of the year, with the *Seawell* in particular looking set to see at least a 10 point gross profit increase compared to 2005.

16

HELIX ENERGY SOLUTIONS

CS - Production Facilities

(Amounts in thousands)	First Quarter 2006	First Quarter 2005	Fourth Quarter 2005
Equity in Earnings	$3,365	$1,729	$3,122
Production throughput (MBOe)	1,273	1,259	1,109

- Q1/06: As in Q4/05 production tariff income was negatively impacted by the mechanical shut-in of the first *K2* well. Output from this well resumed in March following a repair. At the end of the quarter daily throughput was around 40,000 boe/day from the *Marco Polo* wells and three *K2/K2N* wells.
- Q2/06 and Outlook: A further five wells should be brought online, from the *K2/K2N* and *Genghis Khan* fields, by the end of the year. Equity income for the full year is still expected to fall in the guidance range of $27 - $32 million.
- The Independence Hub is still on track for mechanical completion by the end of the year, with an enhanced production capacity of 1 bcf/day (up from 850 mmcf/day).

17

HELIX ENERGY SOLUTIONS

Oil & Gas Production First Quarter First Quarter Fourth Quarter 2006 2005 2005 Revenues $80,312 $63,386 $69,375 Gross Profit 22,623* 30,912 35,055 28% 49% 51% Production (BCFe): Shelf 5.4 6.7 4.6 Gunnison 2.7 2.3 2.1 Average Commodity Prices (net of hedging impact): Oil/Bbl $58.71 $44.02 $54.31 Gas/Mcf 9.52 6.64 11.36 H E L I X E N E R G Y S O L U T I O N S * Gross profit before Tulane charge = $43.4 million (54% margin). (Amounts in thousands, except percentages and production data)

Oil & Gas Production

- Q1/06:
  - ✓ Shelf: Production of 5.4 Bcfe was 17% greater than fourth quarter due to shut-ins from Hurricanes Katrina and Rita. Realized commodity prices were down 6% overall from last quarter but 39% higher than those achieved in last year's first quarter. Natural gas made up 59% of the first quarter production.
  - ✓ *Gunnison*: Production of 2.7 BCFe was up 29% over last quarter's levels due mainly to hurricane shut-ins in the 4Q/05. Natural gas made up 56% of Gunnison production in Q1.
  - ✓ The present status of all deepwater production projects, besides *Gunnison*, is presented on the next two slides.

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HELIX ENERGY SOLUTIONS

Deepwater Production – Project Update

Field / Prospect	ERT Interest	Q1 Activity	Outlook	Estimated Production Date
GB 689 - Dawson Deep	10%	Well completed	Tie back to Gunnison spar to be performed in Q2	Q3/06
GC 195 - Tiger	40%	None	Drill rig on location; development well to be completed and tied back to EW 947 during Q2/Q3	Q4/06
AT 63 -Telemark	30%	ERT became operator	Field development plan to be finalized in Q2	2H/08
GB 344 - Devil's Island	50%	Appraisal well drilled and suspended (early Q2)	New sidetrack/well completion plan under review	2H/07

Deepwater Production – Project Update Continued

Field / Prospect	ERT Interest	Q1 Activity	Outlook	Estimated Production Date
GB 114 -Tulane	50%	Exploratory well abandoned due to mechanical difficulties	New well plan being evaluated	2H/07
GB 346 -Huey	20%	Interest taken in this high quality exploration prospect	Drill rig on location	1H/07
AT 426 -Bass Lite	22.5%	None	Development drilling planned for Q4/06	1H/08

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HELIX ENERGY SOLUTIONS

Cal Dive Hedges: As Of April 30, 2006 H E L I X E N E R G Y S O L U T I O N S

2006 Objectives (Excluding Remington)


Service Contractor
Production Contractor
HELIX
ENERGY SOLUTIONS
Oil & Gas Producer

Contracting Services

- Revenues: $650 – 750 million
- Margins: 25% – 35%
- Equity earnings: $27 – 32 million
- Achieve mechanical completion of the Independence Hub
- Begin construction of next facility opportunity

Oil and Gas Production

- 44 – 47 Bcfe of production
- Begin production from at least one acquired PUD
- Make first North Sea acquisition

Financial

- Earnings in range $2.30 - $3.30/share (revised: $2.70 - $3.30/share)

Safety

- TRIR below 1.8

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HELIX ENERGY SOLUTIONS